                                                                    Exhibit 2

                               GLOBAL SOURCES LTD.

                           CONSOLIDATED BALANCE SHEETS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                             AT            AT
                                                                         DECEMBER 31    JUNE 30
                                                                          --------      --------
                                                                            2000          2001
                                                                          --------      --------
                                                                                       (UNAUDITED)
     ASSETS

CURRENT ASSETS:
    Cash and cash equivalents .......................................     $ 12,727      $ 12,731
    Accounts receivable, net ........................................        7,803         6,860
    Receivables from sales representatives ..........................        3,994         2,884
    Inventory of paper ..............................................        1,213         1,306
    Prepaid expenses and other current assets .......................        1,768         1,757
                                                                          --------      --------
         TOTAL CURRENT ASSETS .......................................       27,505        25,538
                                                                          --------      --------

Property and equipment, net .........................................       23,205        20,982
Intangible assets, net ..............................................          373           188
Long term investments ...............................................        1,250         1,000
Bonds held to maturity, at amortized cost ...........................        2,027         1,919
Other assets ........................................................        1,346         1,122
                                                                          --------      --------
         TOTAL ASSETS ...............................................     $ 55,706      $ 50,749
                                                                          ========      ========
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable ................................................     $  5,536      $  2,383
    Deferred income and customer prepayments ........................       15,888        15,997
    Accrued liabilities .............................................        5,879         6,303
    Short-term loan .................................................        4,000         2,000
    Income taxes payable ............................................          158           261
                                                                          --------      --------
         TOTAL CURRENT LIABILITIES ..................................       31,461        26,944
                                                                          --------      --------
    Liabilities for incentive and bonus plan ........................        1,794         1,684
    Amount due to parent company ....................................       11,404        11,404
    Minority interest ...............................................        2,432         2,422
    Deferred tax liability ..........................................          454           513
                                                                          --------      --------
         TOTAL LIABILITIES ..........................................       47,545        42,967
                                                                          --------      --------

SHAREHOLDERS' EQUITY:
    Ordinary shares, US$0.01 par value; 50,000,000 shares authorized;
         26,303,949 (2000: 26,303,949) shares issued and outstanding           263           263
    Additional paid in capital (Note 1) .............................       81,726        86,988
   Shareholders' note receivable ....................................       (6,000)       (6,000)
   Retained deficit .................................................      (62,762)      (64,775)
   Less : Unearned compensation (Note 2) ............................       (5,066)       (8,694)
                                                                          --------      --------
         TOTAL SHAREHOLDERS' EQUITY .................................        8,161         7,782
                                                                          --------      --------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .................     $ 55,706      $ 50,749
                                                                          ========      ========

Note: 1. Reflects the non-cash compensation expense associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company, employee equity compensation plans, the non-cash listing expenses incurred by The Fairchild Corporation, interest in a joint venture and amount received from a director in February 2001 for the shares subscribed by him in the directors stock option plan.

      2. Reflects the remaining unearned non-cash compensation expense at the balance sheet date associated with the employee equity compensation plans. The Company will recognize non-cash compensation expense over the vesting period of the employee equity compensation plans.

                               GLOBAL SOURCES LTD.

                        CONSOLIDATED STATEMENTS OF INCOME

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                    THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                                         JUNE 30,                            JUNE 30,
                                                              ------------------------------      ------------------------------
                                                                  2000              2001              2000              2001
                                                              ------------      ------------      ------------      ------------
                                                               (UNAUDITED)       (UNAUDITED)       (UNAUDITED)       (UNAUDITED)
REVENUES:
  Online marketplace services ...........................     $     13,999      $     14,411      $     25,129      $     29,200
  Transaction software and services .....................              133                95               240               170
  Complementary media services ..........................           10,783             9,137            23,761            17,743
  Other .................................................              836               789             1,955             2,352
                                                              ------------      ------------      ------------      ------------
                                                                    25,751            24,432            51,085            49,465

OPERATING EXPENSES:
    Sales ...............................................            9,550             8,691            18,198            17,961
    Circulation .........................................            3,131             3,069             6,191             6,122
    General and administrative ..........................            7,766             8,330            16,255            18,300
    Online services development .........................            1,126             2,181             2,023             5,312
    Non-cash compensation expense (Note 3) ..............            1,400               885            10,333             1,471
    Non-cash listing expenses (Note 4) ..................            1,353                --             1,353                --
    Amortization of intangibles/Software development cost               93               869               186             1,738
                                                              ------------      ------------      ------------      ------------
TOTAL OPERATING EXPENSES ................................           24,419            24,025            54,539            50,904
                                                              ------------      ------------      ------------      ------------
INCOME/(LOSS) FROM OPERATIONS ...........................            1,332               407            (3,454)           (1,439)
                                                              ------------      ------------      ------------      ------------
    Interest expense ....................................             (224)              (51)             (254)             (127)
    Interest income .....................................              344               262               421               482
    Foreign exchange gains/(losses), net ................               53              (122)              436               (85)
    Write-down of investment ............................               --              (250)               --              (250)
                                                              ------------      ------------      ------------      ------------
INCOME/(LOSS) BEFORE INCOME TAXES .......................            1,505               246            (2,851)           (1,419)
INCOME TAX PROVISION ....................................             (253)             (250)             (514)             (604)
                                                              ------------      ------------      ------------      ------------
NET INCOME/(LOSS) BEFORE MINORITY INTEREST ..............            1,252                (4)           (3,365)           (2,023)
Minority interest .......................................               --                77                --                10
                                                              ------------      ------------      ------------      ------------
NET INCOME/(LOSS) .......................................     $      1,252      $         73      $     (3,365)     $     (2,013)
RETAINED EARNINGS/(DEFICIT) BROUGHT FORWARD .............               --                --      $      5,459      $    (62,762)
                                                              ------------      ------------      ------------      ------------
RETAINED EARNINGS/(DEFICIT) CARRIED FORWARD .............               --                --      $      2,094      $    (64,775)
                                                              ============      ============      ============      ============
BASIC AND DILUTED NET INCOME/(LOSS) PER SHARE ...........     $       0.05      $      0.003      $      (0.13)     $      (0.08)
                                                              ============      ============      ============      ============

SHARE USED IN BASIC AND DILUTED NET INCOME PER SHARE
CALCULATIONS ............................................       26,125,011        26,303,949        25,588,195        26,303,949
                                                              ============      ============      ============      ============

Note: 3. Reflects the non-cash compensation expenses associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company and the employee equity compensation plans.

            Non-cash compensation expenses can be broken down approximately into different categories of expenses as follows:

                                   THREE MONTHS ENDED JUNE 30,   SIX MONTHS ENDED JUNE 30,
                                    -----------------------       -----------------------
                                      2000           2001           2000           2001
                                    --------       --------       --------       --------
Sales .......................       $     --       $    111       $     --       $    241
Circulation .................             --             53             --             87
General and administrative ..          1,400            525         10,333            850
Online services development .             --            196             --            293

4.    Reflects the non-cash listing expenses incurred by The Fairchild
      Corporation.

                               GLOBAL SOURCES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                                SIX MONTHS ENDED
                                                                                    JUNE 30,
                                                                              2000            2001
                                                                            --------        --------
                                                                           (UNAUDITED)     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss ........................................................       $ (3,365)       $ (2,013)
Adjustments to reconcile net loss to net cash provided by operating activities
    Depreciation and amortization ...................................          1,348           4,462
    Loss on sale of property and equipment ..........................              2               2
    Accretion of U.S. Treasury strips zero % coupon .................            (67)            (63)
    Bad debt expense ................................................            631             605
    Non-cash compensation expense ...................................         10,333           1,471
    Non-cash listing expenses .......................................          1,353              --
    Write-down of investment ........................................             --             250
    Loss attributable to minority shareholder .......................             --             (10)
     Property and equipment written off .............................             --               2
                                                                            --------        --------
                                                                              10,235           4,706
    CHANGES IN ASSETS AND LIABILITIES:
    Accounts receivables ............................................           (580)            338
    Receivables from sales representatives ..........................         (2,039)          1,110
    Inventory of paper ..............................................             77             (93)
    Prepaid expenses and other current assets .......................            420              11
    Loan to chief executive officer .................................         (5,121)             --
    Long term assets ................................................            (34)            224
    Accounts payable ................................................            944          (3,153)
    Accrued liabilities and liabilities for incentive and bonus plans         (2,096)            314
    Deferred income and customer prepayments ........................            336             109
    Tax liability ...................................................            232             162
                                                                            --------        --------
         NET CASH PROVIDED BY OPERATING ACTIVITIES ..................          2,374           3,728
                                                                            --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of long term investments ...............................        (13,000)             --
    Purchase of property and equipment ..............................         (5,933)         (2,063)
    Proceeds from sales of property and equipment ...................              3               5
    Proceeds from matured bonds .....................................            210             170
                                                                            --------        --------
         NET CASH USED FOR INVESTING ACTIVITIES .....................        (18,720)         (1,888)
                                                                            --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Short-term borrowings ...........................................         13,260              --
    Repayment of short-term borrowings ..............................             --          (2,000)
    Amount received towards directors stock option plan .............             --             164
    Additional capital contributed ..................................             24              --
                                                                            --------        --------
         NET CASH GENERATED FROM/(USED FOR) FINANCING ACTIVITIES ....         13,284          (1,836)
                                                                            --------        --------

Net (decrease)/increase in cash and cash equivalents ................         (3,062)              4
Cash and cash equivalents, beginning of the period ..................         15,433          12,727
                                                                            --------        --------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD ........................       $ 12,371        $ 12,731
                                                                            ========        ========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Income tax paid .................................................       $    282        $    442
    Interest paid ...................................................            228             125
                                                                            ========        ========